Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

VOLUNTARY ANNOUNCEMENT

References are made to (i) the prospectus of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) dated June 30, 2022 (the “Prospectus”); (ii) the Company’s annual reports and interim reports for the years 2022 and 2023; and (iii) the Company’s circulars for its annual general meetings dated April 25, 2023 and April 25, 2024.

As previously disclosed in the Prospectus and in its annual reports and interim reports, while the Company believes it has solid legal grounds to defend any legal claims from the affected clients in the Camsing Incident (as defined in the Prospectus), as a gesture of goodwill and to avoid distractions to its management and to minimize potential legal costs, the Company voluntarily offered an ex gratia settlement (the “Offer”) to clients affected by the Camsing Incident, where those who accepted the Offer will receive restricted share units (“RSUs”) convertible into the Company’s shares upon vesting. As of the date of this announcement, 595 out of 818 affected clients had accepted the Offer, and the Company granted a total of 3,715,114 RSUs involving 37,151,140 shares following the share subdivision on October 30, 2023 (the “Share Subdivision”) (represented by 7,430,228 ADSs) to these clients, of which 1,462,340 RSUs involving 14,623,400 shares (represented by 2,924,680 ADSs) have vested. The Company remains open to settling with the remaining 223 affected clients, and obtained an issuance mandate to issue up to 1,500,000 shares, which became 15,000,000 shares following the Share Subdivision, to the remaining affected clients in its annual general meeting in 2023. The Company will seek an Issuance Mandate (as defined in the Company’s circular dated April 25, 2024) to issue up to 12,128,310 shares, accounting for approximately 3.67% of the Company’s voting rights as of the date of this announcement, to the remaining affected clients at the forthcoming annual general meeting on June 12, 2024. The Company confirmed that all these 818 affected clients are independent third parties of the Company.

To keep the shareholders and potential investors of the Company informed about the settlement status with the remaining 223 affected clients, the Company announces that it has been negotiating with these remaining affected clients for settlements. Once a settlement is reached, the Company will grant RSUs on terms similar to those of the Offer using the issuance mandate obtained at the Company’s annual general meetings from time to time. The Company has recognized a contingent liability since the fourth quarter of 2020 for potential settlement with these remaining affected clients, and recorded contingent liabilities of RMB482.8 million as of December 31, 2023. Any grant of RSUs to these remaining affected clients for settlements would not have a material adverse impact on the Company’s business, results of operations and financial conditions. Applications will be made to The Stock Exchange of Hong Kong Limited and the New York Stock Exchange for the listing of, and permission to deal in, the shares (or corresponding ADSs) to be issued upon vesting of the RSUs based on vesting schedule agreed upon in the respective settlement agreements. The Company will keep the public informed about the settlement status with these remaining affected clients in its annual and interim results announcements, and in its annual and interim reports, and will publish a next day disclosure return after each settlement. The grant of RSUs will not be subject to approval by the Company’s shareholders or any conditions other than listing approval by the aforementioned stock exchanges.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

Hong Kong, May 24, 2024

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board and Mr. Zhe Yin as directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent directors.